31 October 2006


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today, that on 26 October 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 42,225,104 ordinary shares of 50p, representing 4.70% of the issued share capital of Corus Group plc.

----------------------------------------------------------------------- ---------------- ----------------
Legal Entity                                                            Holding          Percentage Held
------------                                                            -------          ---------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Bank Trust Company Ltd                                                     362            .0000
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Barclays Global Investors Ltd                                                16,299,051           1.8144
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Barclays Capital Inc                                                             87,200            .0097
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Gerrard Ltd                                                                      52,883            .0059
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Barclays Global Investors Canada Ltd                                             66,568            .0074
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Barclays Life Assurance Co Ltd                                                1,824,888            .2031
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Barclays Global Investors, N.A.                                              11,034,812           1.2284
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Barclays Global Investors Japan Trust & Banking                               1,016,004            .1131
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Barclays Global Investors Japan Ltd                                           4,234,424            .4714
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Barclays Global Investors Australia Ltd                                         446,203            .0497
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Barclays Global Fund Advisors                                                 3,082,730            .3432
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Barclays Capital Securities Ltd                                               4,079,979            .4542
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                                                        Group Holding        42,225,104           4.7005
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Registered Holder                                                       Account          Holding
-----------------                                                       -------          -------
                                                                        Designation
                                                                        -----------
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----------------------------------------------------------------------- ---------------- ----------------
Bank of New York                                                                                  62,918
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Barclays Capital Nominees Limited                                                                 74,600
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Barclays Capital Nominees Limited                                                              3,893,379
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BNP Paribas                                                                                       59,323
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Barclays Capital Securities Ltd.                                                                  12,600
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Barclays Capital Securities Ltd.                                                                 186,600
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Barclays Global Investors Canada                                                                  66,568
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Barclays Trust Co R69                    C 000000000000000000                                        362
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Chase Nominees Ltd                                                                16376          464,939
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Chase Nominees Ltd                                                                20947        7,703,400
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Chase Nominees Ltd                                                                21359          423,195
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Chase Nominees Ltd                                                                28270          421,778
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CIBC Mellon Global Securities                                                                     44,823
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Investors Bank and Trust Co.                                                                   3,082,730
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Investors Bank and Trust Co.                                                                   9,524,821
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JP Morgan (BGI Custody)                                                           16331          224,983
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JP Morgan (BGI Custody)                                                           16338           53,352
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JP Morgan (BGI Custody)                                                           16341          764,416
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JP Morgan (BGI Custody)                                                           16342          119,681
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JP Morgan (BGI Custody)                                                           16344           93,681
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JP Morgan (BGI Custody)                                                           16345          146,997
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JP Morgan (BGI Custody)                                                           16400        6,852,520
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JP Morgan (BGI Custody)                                                           18409          854,997
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JP Morgan Chase Bank                                                                             446,203
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JP Morgan Chase Bank                                                                              29,318
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JP Morgan Chase Bank                                                                           1,016,004
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JP Morgan Chase Bank                                                                           1,691,258
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Mellon Trust of New England                                                                       60,421
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Master Trust Bank                                                                                819,343
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Mellon Trust - US Custodian/                                                                     138,833
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Mitsui Asset                                                                                      15,079
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Northern Trust Bank - BGI SEPA                                                                   269,491
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R C Greig Nominees Limited                                                                        40,340
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R C Greig Nominees Limited GP1                                                                     3,083
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R C Greig Nominees Limited SA1                                                                     1,048
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R C Greig Nominees Limited a/c AK1                                                                 5,993
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R C Greig Nominees Limited a/c BL1                                                                 2,419
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State Street Bank & Trust - WI                                                                   140,978
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State Street Boston                                                                              527,089
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State Street Trust of Canada -                                                                   103,755
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The Northern Trust Company - U                                                                    73,042
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Trust & Custody Services Bank                                                                  1,708,744
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                                                     Total                                    42,225,104
                                                                                              ----------
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